Exhibit 99.1

Trident Announces Receipt of Nasdaq Determination Letter and Intent to Request Hearing

SINGAPORE, May 1, 2026 (GLOBE NEWSWIRE) -- Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced that it received a letter dated April 28, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that since its listed securities did not have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the 180 calendar days ended April 27, 2026, the Company has not regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share.

The Company is not eligible for a second 180-day period to regain compliance with Nasdaq Listing Rule 5550(a)(2) because the Company does not comply with the US$5,000,000 minimum stockholders’ equity initial listing requirement for the Nasdaq Capital Market, and has received a letter from Nasdaq on March 26, 2026 indicating that, based upon the Company’s market value of listed securities for the 34 consecutive business day period from February 5, 2026 through March 20, 2026, the Company did not maintain the minimum market value of listed securities of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company is afforded a period until September 22, 2026, in which to regain compliance with Nasdaq Listing Rule 5550(b)(2).

Accordingly, unless the Company requests an appeal of Nasdaq’s determination to a Hearings Panel by May 5, 2026, the Company’s securities will be scheduled for delisting from the Nasdaq Capital Market and will be suspended at the opening of business on May 7, 2026, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on the Nasdaq Capital Market.

The Company intends to timely request a hearing before the Hearings Panel to present its plan for regaining compliance with Nasdaq Listing Rule 5550(a)(2) and request continued listing pending its return to compliance. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Hearings Panel’s decision.

In connection with its plan to regain compliance, on April 7, 2026, the Company announced its plan to change the ratio of its ADS to Class B ordinary shares from the previous ratio of one (1) ADS to eight (8) Class B ordinary shares to a new ratio of one (1) ADS to two hundred and forty (240) Class B ordinary shares. Effective April 24, 2026, the Company effected a 1-for-30 reverse share split.

About Trident

Trident is a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. The Company offers commercial and technological digital solutions designed to optimize its clients’ experience with their end-users by promoting digital adoption and self-service.

Tridentity, the Company’s flagship product, is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in South Asia etc.

Beyond Tridentity, the Company’s mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences, with a strong focus on Africa and other high growth markets. For more information, visit: https://tridentity.me/

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: investor@tridentity.me